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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 _______________

                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 ______________

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F ___
                                    ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                  Yes ___ No X
                                            ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                       VERSATEL TELECOM INTERNATIONAL N.V.

                               REPORT ON FORM 6-K




ITEM 5.  OTHER INFORMATION

         On September 6, 2002, the Company issued a press release announcing that the United States Bankruptcy Court for the Southern District of New York confirmed the Company's Chapter 11 Plan of Reorganization. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 6.  EXHIBITS

         The following exhibit is filed herewith:

         EXHIBIT
         NUMBER              DESCRIPTION
         -------             -----------

         99.1 Press release, dated September 6, 2002 announcing that the United States Bankruptcy Court for the Southern District of New York confirmed the Company's Chapter 11 Plan of Reorganization.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 6, 2002.

                                  Versatel Telecom International N.V.



                                  By:      /s/ MARK R. LAZAR
                                     -------------------------------------------
                                               Mark R. Lazar
                                               Chief Financial Officer


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                                  EXHIBIT INDEX


EXHIBIT
NUMBER                       DESCRIPTION
-------                      -----------

99.1 Press release, dated September 6, 2002 announcing that the United States Bankruptcy Court for the Southern District of New York confirmed the Company's Chapter 11 Plan of Reorganization.



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